Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges
Omnicare, Inc. and Subsidiary Companies
(in thousands, except ratios)

Unaudited

	Three months ended,					Nine months ended
	September 30,					September 30,
	2010			2009		2010		2009
Income (loss) from continuing operations before income taxes	$(117,290)		(1)	$96,584	(1)	$4,882	(1)	$230,837	(1)
Add fixed charges:
Interest expense	29,305			28,261		92,927		86,423
Amortization of discount on convertible notes (3)	7,615			7,059		22,419		20,783
Amortization of debt issuance expense	1,673			1,327		6,371		4,227
Interest portion of rent expense	4,977			5,703		15,411		17,366
Adjusted income (loss)	$(73,720)			$138,934		$142,010		$359,636
Fixed charges:
Interest expense	$29,305			$28,261		$92,927		$86,423
Amortization of discount on convertible notes (3)	7,615			7,059		22,419		20,783
Amortization of debt issuance expense	1,673			1,327		6,371		4,227
Interest portion of rent expense	4,977			5,703		15,411		17,366
Fixed charges	$43,570			$42,350		$137,128		$128,799
Ratio of earnings (loss) to fixed charges(2)	-1.7	x		3.3	x	1.0	x	2.8	x

(1)           Income from continuing operations before income taxes includes certain special items and accounting change impacts (pretax), (which are further discussed in the Management’s Discussion and Analysis at Part I, Item 2 of this Filing):

	Three months ended,		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
Restructuring and other related charges (a)	$4,332	$6,295	$16,851	$19,095
Settlements, litigation and other related charges (b)	36,731	1,739	71,598	71,761
Repack matters (b)	(2,997)	2,032	(1,117)	5,221
Acquisition and other related costs (c)	3,915	(632)	3,978	2,218
Separation costs (d)	39,573	-	39,573	-
Stock option expense (e)	933	1,054	3,509	4,237
Debt redemption costs (f)	337	-	10,167	-
Benefit plan termination and related costs (g)	25,187	-	25,187	-
Goodwill impairment charge (h)	90,628	-	90,628	-
Gain on rabbi trust assets (g)	(3,164)	-	(3,164)	-

(a) See the "Restructuring and Other Related Charges" note of the Notes to the Consolidated Financial Statements.
(b) See the "Commitments and Contingencies" note of the Notes to the Consolidated Financial Statements.
(c) See the "Acquisitions" note of the Notes to the Consolidated Financial Statements.
(d) See the "Separation Costs" note of the Notes to the Consolidated Financial Statements.
(e) See the "Stock-Based Compensation" note of the Notes to the Consolidated Financial Statements.
(f) See the "Debt" note of the Notes to the Consolidated Financial Statements.
(g) See the "Employee Benefit Plans" note of the Notes to the Consolidated Financial Statements.
(h) See the "Goodwill and Other Intangible Assets" note of the Notes to the Consolidated Financial Statements.

(2)           The ratio of earnings to fixed charges has been computed by adding income from continuing operations before income taxes and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges.  Fixed charges consist of interest expense on debt (including the amortization of debt issuance expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.  Due to the registrant's loss (including special items) in the three months ended September 30, 2010, the ratio coverage was less than 1:1.  The registrant would have needed to generate additional earnings of $117,290 to achieve a coverage of 1:1 in the three months ended September 30, 2010.

(3)           See the “Debt” note of the Notes to Consolidated Financial Statements.